SIMPLY TINY DEVELOPMENT, LLC

Unaudited Financial Statements For The Year Ending December 31, 2021

SIMPLY TINY DEVELOPMENT, LLC
BALANCE SHEET
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS	
Cash	$ 56,006
Prepaid Expenses	5,000
TOTAL CURRENT ASSETS	61,006
NON-CURRENT ASSETS	
Fixed Assets, Net	28,315
TOTAL NON-CURRENT ASSETS	28,315
TOTAL ASSETS	$ 89,321

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Other Current Liabilities	10,916
Accounts Payable	9,931
TOTAL CURRENT LIABILITIES	20,847
NON-CURRENT LIABILITIES	
SAFE	57,026
Related Party Notes Payable	34,419
Notes Payable	8,132
TOTAL LIABILITIES	120,424
MEMBERS' EQUITY	
Owners' Investment	12,563
Retained Deficit	(43,667)
TOTAL MEMBERS' EQUITY	(31,104)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 89,321

These financial statements have not been subjected to an audit, review, or compilation engagement, and no assurance is provided on them. See accompanying notes.

SIMPLY TINY DEVELOPMENT, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2021

Operating Income		
Sales, Net	$	112,428
Cost of Goods Sold		83,875
Gross Profit		28,553
Operating Expense		
Payroll		21,634
Legal & Professional		16,820
Advertising & Marketing		9,209
General & Administrative		7,254
Supplies		6,813
Rent		1,734
		63,464
Net Loss from Operations		(34,911)
Other Expense		
Interest Paid		(187)
Taxes		(1,396)
Net Loss	$	(36,495)

SIMPLY TINY DEVELOPMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021
_____

Cash Flows From Operating Activities		
Net Loss For The Period	$	(36,495)
Change in Other Current Liabilities		10,905
Change in Accounts Payable		7,209
Net Cash Flows From Operating Activities		(18,382)
Cash Flows From Investing Activities		
Purchase of Fixed Assets		(2,039)
Net Cash Flows From Investing Activities		(2,039)
Cash Flows From Financing Activities		
Issuance of SAFE Notes		57,026
Issuance of Related Party Notes Payable		28,919
Paid Down Notes Payable		(1,881)
Draws in Owners' Contributions		(8,114)
Net Cash Flows From Financing Activities		75,950
Cash at Beginning of Period		476
Net Increase In Cash		55,530
Cash at End of Period	$	56,006

SIMPLY TINY DEVELOPMENT, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Owners' Investment	Retained Earnings	Total Members' Equity
Balance at December 31, 2019	$ 13,618	$ (60)	$ 13,558
Increase in Contributions	7,060		7,060
Net Loss		(7,112)	(7,112)
Balance at December 31, 2020	$ 20,678	$ (7,172)	$ 13,506
Draws in Contributions	(8,114)		(8,114)
Net Loss		(36,495)	(36,495)
Balance at December 31, 2021	$ 12,563	$ (43,667)	$ (31,104)

These financial statements have not been subjected to an audit, review, or compilation engagement, and no assurance is provided on them.
See accompanying notes.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Simply Tiny Development, LLC ("the Company") is a limited liability company organized under the laws of Delaware and is domiciled in Colorado. The Company operates as a real estate developer of small dwellings and camper conversion vans.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue streams have been derived from (1) sales of merchandise (2) referral income (3) consultation income.

Investment Asset

The company purchased land as an investment and is currently listed for sale. A gain or loss will be recorded at the time of sale.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. The fixed assets recorded on the books are comprised of the investment asset mentioned above (See Investment Asset Section) amounting to $25,693.41 and equipment amounting to $2,621.93. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.
In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.* The pronouncement changes the impairment

model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE C- DEBT

Notes Payable

In 2020, the company issued a note payable in exchange for cash for the purpose of funding the acquisition of the investment mentioned above (see Investment Asset section) ("the Note Payable"). The note does not accrue interest and is payable at in 96 months from the date of issuance.

Related Party Notes Payable

In 2021, the company issued related party notes payable in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes Payable"). The notes bear no interest and are payable at a future date to be determined by management.

SAFE Notes

During the year ended December 31, 2021, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to nonholders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2021, the Company had $57,026 of SAFE obligations outstanding, with a valuation cap of $3,800,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2021.

NOTE D- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 28, 2022, the date that the financial statements were available to be issued.